REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2013

(Stated in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the shareholders of RepliCel Life Sciences Inc.

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statement of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting and Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2a in the accompanying financial statements which indicates the Company has incurred operating losses since inception, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ BDO Canada LLP

Chartered Accountants,

Vancouver, British Columbia
March 18, 2014

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
For the year-ended December 31,2013
(Stated in Canadian Dollars)

	Notes	December 31, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents		$1,958,005	$384,286
Sales taxes recoverable		24,504	47,713
Prepaid expenses and deposits		46,568	51,894
		2,029,077	483,893
Non-current assets
Equipment	7	23,324	21,595

Total assets		$2,052,401	$505,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	10	$369,355	$416,125

Non-current liabilities
Warrants denominated in a foreign currency	8g	208,387	68,205
Total liabilities		577,742	484,330

Shareholders’ equity
Common shares	8	9,430,914	8,319,082
Share subscriptions	8	-	24,851
Contributed surplus	8	2,305,713	1,910,621
Accumulated deficit		(10,261,968)	(10,233,396)
Total shareholders’ equity		1,474,659	21,158

Total liabilities and shareholders’ equity		$2,052,401	$505,488

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ “Peter Jensen”	/s/ “David Hall”
Director	Director

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
For the year-ended December 31,2013
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2013	2012	2011
Revenue
Licensing fees (Note 9)	$4,120,400	$-	$-

Expenses
Research and development (Note 9)	1,561,963	1,065,075	1,019,408
General and administrative (Note 6, 7, and 9)	2,175,209	3,408,894	2,713,918

Income (loss) before other items	383,228	(4,473,969)	(3,733,326)
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 8g)	(140,182)	1,116,445	-
Foreign exchange gain (loss)	(10,361)	(5,651)	39,386
Scientific research and development credit (Note 12)	150,783	-	-
Loss on disposal of equipment	-	-	(19,499)

Net income (loss) before tax	383,468	(3,363,175)	(3,713,439)
Income tax (Note 9, 11)	(412,040)	-	-
Total comprehensive loss	$(28,572)	$(3,363,175)	$(3,713,439)

Total comprehensive loss attributable to non-controlling interest	-	-	(219,476)
Total comprehensive loss attributable to owners’ of the parent	(28,572)	(3,363,175)	(3,493,960)

Basic and diluted loss per share	$(0.00)	$(0.08)	$(0.10)

Weighted average shares outstanding	45,246,932	42,680,615	34,942,240

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2013	2012	2011

Operating activities

Comprehensive loss	$(28,572)	$(3,363,175)	$(3,713,439)
Add items not involving cash:
Depreciation	6,125	6,082	7,591
Loss on disposal of equipment	-	-	19,499
Stock-based compensation	395,092	1,381,589	947,272
Change in fair value of warrants	140,182	(1,116,445)	-

Changes in non-cash working capital balances:
Sales taxes recoverable	23,209	(20,668)	13,832
Prepaid expenses and deposits	5,326	(31,250)	2,948
Accounts payable and accrued liabilities	(46,770)	186,156	(393,326)
Net cash provided by (used in) operating activities	494,592	(2,957,711)	(3,115,623)

Investing activities

Purchase of Equipment	(7,854)	(9,090)	(12,929)
Net cash used in investing activities	(7,854)	(9,090)	(12,929)

Financing activities

Gross proceeds on issuance of common shares	1,133,651	2,796,740	2,482,170
Finder’s fee	(46,670)	(35,647)	-
Proceeds of share subscriptions	-	24,851	-
Net cash provided by financing activities	1,086,981	2,785,944	2,482,170

Increase (decrease) in cash and cash equivalents
during the year	1,573,719	(180,857)	(646,382)

Cash and cash equivalents, beginning of the year	384,286	565,143	1,211,525

Cash and cash equivalents, end of the year	$1,958,005	$384,286	$565,143

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31 ,2013
(Stated in Canadian Dollars)

		Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158
Shares issued for cash at CAD $0.31 – Note 8b	2,043,555	633,502	(24,851)	-	-	608,651
Shares issued for cash at CAD $0.50 – Note 8b	1,050,000	525,000	-	-	-	525,000
Finders fees – Note 7b	-	(46,670)	-	-	-	(46,670)
Stock based compensation – Note 7	-		-	395,092	-	395,092
Net earnings for the year	-	-	-	-	(28,572)	(28,572)
Balance, December 31, 2013	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659

		Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	$1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 8b	1,875,046	2,761,093	-	-	-	2,761,093
Warrants denominated in a foreign currency – Note 8g	-	(963,100)	-	-	-	(963,100)
Escrow Release – Note 8f	-	254,350	-	-	-	254,350
Stock based compensation – Note 8	-	-	-	905,689	-	905,689
Share subscriptions	-	-	24,851	-	-	24,851
Net loss for the year	-	-	-	-	(3,363,175)	(3,363,175)
Balance, December 31, 2012	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
FortheyearendedDecember31,2013
(Stated in Canadian Dollars)

				Attributable to the Owners’ of the Parent
		Common Stock									Attributable To Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447
Net loss for the year	-	-	-	-	-	-	-	-	(3,493,960)	(3,493,960)	(219,479)	(3,713,439)
Private placement – Note 8b	2,651,200	2,482,170	-	-	-	-	-	-	-	2,482,170	-	2,482,170
Increase in non-controlling interest attributable to issuance of shares for cash to parent – Note 6	-	-	-	-	-	-	-	-	(505,345)	(505,345)	505,345	-
Exchange of shares – Note 6	10,844,846	262,000	-	5,422,420	-	5,422,420	-	-	348,866	610,866	(610,866)	-
Cancellation of shares – Note 6	2,600,002	204	-	(11,000,000)	-	(13,000,000)	(204)	-	-	-	-	-
Escrow release – Note 8f	-	178,045	-	-	-	-	-	-	-	178,045	-	178,045
Stock based compensation – Note 8e	-	-	-	-	-	-	-	769,227	-	769,227	-	767,227
Balance, December 31, 2011	43,150,008	$6,266,739	$-	-	$-	-	$-	$1,004,932	$(6,870,221)	$401,450	$-	$401,450

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

1.	Corporate Information

RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967. The Company’s reporting jurisdiction is British Columbia. Its common shares are listed for trading in Canada on the TSXV, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. Initiation of Phase 2 trials are planned for 2014 on RepliCel’s RCT-01 treatment for Achilles tendinosis and RCH-01 treatment for androgenetic alopecia. Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. These products are built on the company’s proprietary manufacturing platforms. RepliCel is also developing a unique programmable cell injector device designed for dermal injections. In addition to addressing the delivery requirements for RCT-01 and RCH- 01, this device should have applications in many current dermatological injection procedures with the added benefit of physician controlled programmable depth and volumes.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2013have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The financial statements were authorized for issue by the Board of Directors on March 18, 2014.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a) Going Concern of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2013 the Company, is in the research stage, has accumulated losses of $10,261,968 since its inception and expects to incur further losses in the development of its business. The Company has working capital of 1,659,722 (2012: $67,768) at December 31, 2013, however it will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

2.	Basis of Presentation - continued

a) Going Concern of Operations - continued

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

b) Change in Presentation

The Company has reclassified certain expenses to conform to the presentation adopted by similar companies in the life sciences field. There was no change to net operating loss for the change in presentation of research and development costs.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments and Derivatives Liabilities related to Equities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(e).

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

3.	Critical Accounting Estimates and Judgements - continued

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

4.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements

	a)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and guarantee investment certificates with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

	b)	Equipment

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

b)	Equipment - continued

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation and amortization rates applicable to each category of equipment are as follows:

Furniture and equipment	20%
Computer equipment	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

c)	Impairment of Non-Financial Assets

Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash- generating unit for which impairment testing is assessed.

An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

d)	Revenue

Revenue consists of an upfront fee received under a Collaboration and Technology Development Transfer Agreement. The Company recognizes revenue when (i) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, (ii) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods, (iii) the amount of revenue can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow to the entity, and (vi) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Licensing revenue, in the form of non-refundable upfront payments, is recognized at the date the Company no longer maintains substantive contractual obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

	e)	Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

The number of shares potentially issuable at December 31, 2013 that were not included in the computation of loss per share totaled 9,678,601 (2012: 7,475,046; 2011: 5,035,000) consisting of 3,810,000 (2012: 3,650,000; 2011: 2,835,000) outstanding stock options; 1,700,000 (2012: 1,700,000; 2011: 2,200,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)); and 4,168,601 warrants (2012: 2,125,046; 2011: Nil).

	f)	Income Taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

  - the initial recognition of goodwill;
  - the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
  - investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

  - the same taxable group company; or
  - different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

	g)	Scientific research and development credit

Scientific research and development credits are received on capital expenditure are generally deducted in arriving at the carrying amount of the asset purchased. Grants relating to expenditure are recorded in other income when received.

	h)	Intangible Assets

Externally acquired intangible assets

Externally acquired intangible assets are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives.

In-process research and development programmes acquired in combinations are recognised as an asset even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.

Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalised if it can be demonstrated that:

  - it is technically feasible to develop the product for it to be sold;
  - adequate resources are available to complete the development;
  - there is an intention to complete and sell the product;
  - the Group is able to sell the product;
  - sale of the product will generate future economic benefits; and
  - expenditure on the project can be measured reliably.

Capitalised development costs are amortised over the periods the Group expects to benefit from selling the products developed. Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognised in the consolidated statement of comprehensive income as incurred.

The Company expenses research costs until such time FDA approval is obtained.

i)	Foreign Currency Translation

Foreign currency accounts are presented in Canadian dollars, which is also the functional currency.

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a re-valued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	j)	Share-based Payments

The Company adopted a stock option plan during the year ended December 31, 2010 (Note 8(c)). In addition, certain of the Company’s founders have entered into option agreements with consultants and employees of the Company.

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 8(c)).

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally. No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized as employee benefits expense.

	k)	Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright. The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analysed between capital and interest. The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	k)	Leased assets - continued

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

	l)	Events After the Financial Position Date

Events after the financial position date that provide additional information about the Company’s position at the financial position date (adjusting event) are reflected in the consolidated financial statements. Events after the financial position date that are not adjusting events, if any, are disclosed when material to the consolidated financial statements.

	m)	Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	m)	Financial Instruments - continued

Financial assets are derecognized when the rights to receive cash flows from the underlying instruments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

As of December 31, 2013, the Company has derivative liabilities of $208,387 (2012: $68,205; 2011: $Nil) in warrants denominated in a foreign currency.

IFRS 7 fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 4). The fair value hierarchy has the following levels:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The level in the fair value hierarchy within which the financial asset or financial liability is categorised is determined on the basis of the lowest level input that is significant to the fair value measurement. Financial assets and financial liabilities are classified in their entirety into only one of the three levels.

Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the impairment loss is the difference between the amortized costs of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

n)	Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.

The Group’s ordinary shares are classified as equity instruments. During the years ended December 31, 2013 and 2012 the Company did not have any Class B preferred shares or Class C convertible preferred shares outstanding. During the year ended December 31, 2011 the Company had Class B preferred shares and Class C convertible preferred shares outstanding which are also classified as equity instruments.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2013

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2013 or later periods. The following new standards, amendments and interpretations have been adopted in these consolidated financial statements.

  IFRS 10 Consolidated Financial Statements

  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The adoption of this standard did not have a material impact on the consolidated financial statements.

  IFRS 13 Fair Value Measurement

  IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

  The adoption of IFRS 13 by the Company has had no material impact on the consolidated financial statements. The fair value of the derivative liability has been determined directly by reference to published price quotations in an active market. Prior to adoption of IFRS 13 the Company measured the derivative liability on the same basis.

  Amendment to IAS 1 Presentation of Financial Statements

  The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss. The adoption of this standard did not have a material impact on the consolidated financial statements.

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2013. They have not been early adopted in these financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below

  Amendment to IAS 32 Financial Instruments: Presentations

  The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The Company is in the process of evaluating the impact that the adoption of this standard may have on its financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations - continued

b)	Standards, Amendments and Interpretations Not Yet Effective - continued

  Amendment to IFRS 7, Financial Instruments: Disclosure

  Amended standard IFRS 7 Financial Instruments: Disclosure outlines the disclosures required when initially applying IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact that the adoption of this standard may have on its financial statements.

  IFRS 9 Financial Instruments

  IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) would acquire the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for RepliCel shares and TrichoScience became a 100% owned subsidiary of RepliCel. The TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

At December 31, 2013, there were 1,700,000 common shares held in escrow and no performance conditions were met (Year ended December 31, 2012 and 2011 the performance condition with respect to 500,000 and 350,000 shares had been achieved, respectively). Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2013 (December 31, 2012: $254,350; December 31, 2011: $178,045). The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non- forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

6.	Reverse Takeover Transaction and 583885 B.C. Ltd. - continued

Non-Controlling Interest

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non-Accepting Shareholders”) and, as such, are treated as a non-controlling interest in the consolidated financial statements. In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets.

During the year ended December 31, 2011, RepliCel purchased 2,050,000 newly issued common shares of TrichoScience for $2,050,000 (“Investment Two”). As a result, the non-controlling interest increased by $505,345 representing the non-controlling interests’ proportionate share in Investment Two.

During the year ended December 31, 2011, the remaining 4,724,800 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders in exchange for 10,844,848 common shares with an ascribed fair value of $262,000, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company. As a result the non-controlling interest was eliminated and the Company recorded an adjustment of $348,866 into deficit attributable to the Owners’ of the Parent, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience.

At December 31, 2011, 100% percent of the non-accepting shareholders had tendered their shares in exchange for RepliCel shares. As a result, TrichoScience is now 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished for no consideration. There is no non-controlling interest at December 31, 2013 (December 2012: $nil; December 31, 2011: $nil).

Class B and C Preferred Shares

Pursuant to the Share Exchange Agreement, Class B and C preferred shares were created and issued. No amount of the value assigned to share capital issued with the Share Exchange Agreement was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value of $204 at the time of closing. The Class B preferred shares have been extinguished, as the Company has achieved the following milestones during the year ended December 31, 2011:

-    RepliCel purchased common shares of TrichoScience in aggregate amount of not less than $3,000,000 and RepliCel raised the proceeds to make these investments by selling its shares at not less than $1 per share (completed); and

-    RepliCel acquired at least 90% of the issued and outstanding common shares of TrichoScience (completed).

During the year-ended December 31, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), being all the issued and outstanding Class C Shares, were converted, on a 5:1 ratio, into 2,600,002 common shares of the Company (each, a “Common Share”) by the holders thereof. All of the Common Shares issued on conversion of the Class C Shares have been deposited with a trustee pursuant to the terms of pooling agreements between RepliCel, the trustee and the respective shareholders. The Common Shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

7.	Equipment

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2012	$14,249	$21,540	$35,789
Additions	-	7,854	7,854
Disposals	-	-	-
At December 31, 2013	14,249	29,394	43,643

Depreciation:
At December 31, 2012	4,069	10,125	14,194
Charge for the year	1,889	4,236	6,125
Elimination on disposal	-	-	-
At December 31, 2013	5,958	14,361	20,319
Net book value at December 31, 2013	$8,291	$15,033	$23,324

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2011	$6,995	$19,704	$26,699
Additions	7,254	1,836	9,090
Disposals	-	-	-
At December 31, 2012	14,249	21,540	35,789

Depreciation:
At December 31, 2011	1,868	6,244	8,112
Charge for the year	2,201	3,881	6,082
Elimination on disposal	-	-	-
At December 31, 2012	4,069	10,125	14,194
Net book value at December 31, 2012	$10,180	$11,415	$21,595

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital

	a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

	b)	Issued and Outstanding:

During the year-ended December 31, 2013:

(i)

The Company completed private placements totalling 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing.

(ii)

The Company completed a private placement of 1,050,000 shares at a price of CAD$0.50 per share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

During the year-ended December 31, 2012:

(i)

The Company completed a private placement of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,569). A finder’s fee of $35,647 (US$36,000) was paid in cash in connection with the private placement. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability. The fair value on issuance was determined to be $1,184,650. These warrants have been included in the share warrant data presented in Note 8g.

During the year-ended December 31, 2011:

(i)

The Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of $2,482,170 (US$2,550,000). A finder’s fee of 101,200 common shares was issued in connection with the private placement with a fair value of $98,164 (US$101,200).

(ii)

The Company acquired 4,724,800 common shares of TrichoScience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 10,844,848 common shares, 5,422,420 Class B preferred shares and 5,422,420 Class C preferred shares in RepliCel. (Note 6).

	c)	Stock Option Plans:

(i)

On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

c)	Stock Option Plans - continued

(ii)

Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

d)	Fair value of Company Options Issued from January 1, 2012 to December 31, 2013

During the year ended December 31, 2013, 2,000,000 options were granted to employees and consultants of the Company, and no options were cancelled (2012: 1,190,000 granted, and 75,000 cancelled; 2011: 1,350,000 and nil respectively). During the year ended December 31, 2013, 1,840,000 (2012: 300,000; 2011: nil) were forfeited.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2013	2012	2011
Risk fee rate	2.07%	1.62%	2.88%
Expected life (years)	7	7	7
Volatility	89%	89%	81%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$0.51	$1.56	$1.06
Grant date fair value	$0.33	$1.04	$0.72

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

	e)	Stock-based Compensation

The Company recognized a fair value of $395,092, as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; $nil for the release of escrow shares, and $nil for the fair value of warrants denominated in a foreign currency which were issued as compensation in the statement of comprehensive loss for the year-ended December 31, 2013; (For the year-ended December 31, 2012 - $905,689, $254,350, and $221,500 respectively and for the year-ended December 31, 2011- $769,227, $178,045 and $Nil, respectively).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the nine months ended December 31, 2013 is as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, January 1, 2013	3,650,000	$	CAD 0.98
Granted	2,000,000		CAD 0.51
Exercised	-		-
Forfeited	(1,840,000)		CAD 1.25
Cancelled	-		-
Outstanding, December 31, 2013	3,810,000	$	CAD 0.64
Exercisable, December 31, 2013	2,447,500	$	CAD 0.65

Outstanding, January 1, 2012	2,835,000	$	CAD 0.74
Granted	1,190,000		CAD 1.47
Exercised	-		-
Forfeited	(300,000)		CAD 0.50
Cancelled	(75,000)		CAD 1.50
Outstanding, December 31, 2012	3,650,000	$	CAD 0.98
Exercisable, December 31, 2012	2,113,750	$	CAD 0.77

Outstanding, January 1, 2011	1,485,000	$	US 0.50
Granted	1,350,000		US 1.00
Exercised	-		-
Forfeited	-		-
Cancelled	-		-
Outstanding, December 31, 2011	2,835,000	$	US 0.74
Exercisable, December 31, 2011	1,822,500	$	US 0.59

As at December 31, 2013, the range of exercise prices for options outstanding under the Company Stock Option Plan is CAD$0.41 - US$1.00 (2012: $0.50 - $2.35; 2011: $0.50) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 4.96 years (2012: 5.16 years; 2011: 6.45 years).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

	f)	Escrow Shares

Pursuant to the Acquisition described in Note 6, at December 31, 2013:

i)

1,700,000 (December 31, 2012: 1,700,000; December 31, 2011: 2,200,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year ended December 31, 2013, no shares were released from escrow (year-ended December 31, 2012: 500,000; year-ended December 31, 2011: 350,000). The Company recognized a fair value of $nil, (December 31, 2012: $254,350; December 31, 2011: $178,045) as stock based compensation expense in the statement of operations for the period. During the year ended December 31, 2013, nil shares were released from escrow (December 31, 2012: 500,000; December 31, 2011: 1,200,000).

		ii)	1,754,894 (December 31, 2012: 14,499,156; December 31, 2011: 25,600,000) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

			a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);

			b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;

			c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share. At December 31 2013, 23,845,106 shares have been released from escrow (December 31, 2012: 11,100,844; December 31, 2011: nil). During the year ended December 31, 2013 the company released from escrow 12,744,262 shares (2012: 11,100,844; 2011: nil).

g)	Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants		Weighted Average	Expiry
	Outstanding		Exercise Price
Outstanding, December 31, 2011	-		$-
February 29, 2012	66,304		US 0.50	March 1, 2014
March 29, 2012	876,042		US 0.50	March 29, 2014
April 18, 2012	502,667		US 0.50	April 18, 2014
April 20, 2012	430,033		US 0.50	April 20, 2014
May 17, 2012	250,000		US 2.00	May 17, 2016
Outstanding, December 31, 2013	2,125,046	$	US 0.68

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

	g)	Warrants denominated in a foreign currency - continued

During the year-ended December 31, 2013, the Company amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitle holders to purchase an aggregate of 1,875,046 common shares. The assumptions used to determine the fair value of $208,387 at December 31, 2013 were as follows: (1) risk-free rate of 1.10% – 1.14%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 2 – 29 months; (5) share price of US$0.50; and (6) an exercise price of US$0.50 – US$2.00.

During the year-ended December 31, 2012, the fair value on issuance was determined to be $1,184,650, of which $221,550 was included in stock based compensation for the year-ended December 31, 2012 as warrants were initially issued as compensation and the remaining balance of $963,100 was debited against share capital. The assumptions used to determine the fair value of $68,205 at December 31, 2012 were as follows: (1) risk-free rate of 1.14% – 1.21%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 14 – 41 months; (5) market price of US$0.46; and (6) an exercise price of US$2.00 – US$2.50.

The change in the fair value of the warrants for the year-ended December 31, 2013 was a loss of $140,182 (December 31, 2012 – gain of $1,116,445) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2013	December 31, 2012
Warrants denominated in a foreign currency, opening balance	$68,205	$-
Fair value of warrants issued	-	1,184,650
Change in fair value of warrants	140,182	(1,116,445)
Warrants denominated in a foreign currency, closing balance	$208,387	$68,205

h)	Warrants

The continuity of the number of warrants, each exercisable into one common share, is as follows:

		Weighted
	Warrants	Average
	Outstanding	Exercise Price	Expiry
Outstanding, December 31, 2011	-	$-
February 29, 2012	66,304	US 0.50	March 1, 2014
March 29, 2012	876,042	US 0.50	March 29, 2014
April 18, 2012	502,667	US 0.50	April 18, 2014
April 20, 2012	430,033	US 0.50	April 20, 2014
May 17, 2012	250,000	US 2.00	May 17, 2016
April 10, 2013	1,643,555	CAD 0.50	April 10, 2015
May 21, 2013	400,000	CAD 0.50	May 21, 2015
Outstanding, December 31, 2013	4,168,601	$0.50

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

9.	Licensing Revenue

On July 9, 2013 the Company entered into a Collaboration and Technology Transfer Agreement (the “Agreement”) with Shiseido Company, Limited (“Shiseido”). The agreement provided the Company with an upfront payment of $4,120,400 (¥400,000,000), less withholding taxes of $412,040, for the transfer of technology to Shiseido to develop and commercialize the Company’s technologies to treat hair loss and promote growth with cell-based technology within certain territories (Japan, China, South Korea, Taiwan, and ASEAN Countries). Under the agreement, the collaboration between Shiseido includes the disclosure and discussion of future clinical trials and related documentation in relation the transferred technology. Each party is responsible for its own costs and expenses. The Company is also eligible to receive future milestone payments and royalties. The Company determined that the future milestone payments and royalties were substantive and contingent, and did not allocate any of the upfront consideration to these milestones. The Company’s responsibility with respect to the collaboration is limited to the transfer of technology to Shiseido (completed). Shiseido is responsible for all further development of the transferred technology within the territories described above.

At inception of the arrangement, the Company determined that the full amount of the upfront payment ($4,120,400) was the value of the technology transferred. No amount of the upfront fee was allocated future to research and development. The Company did not receive any additional milestone payments or royalties during the year ended December 31, 2013 (2012: $nil).

The total revenue recognized under this arrangement was $4,120,400 and $nil for the years ended December 31, 2013 and 2012, respectively.

10.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2013	December 31, 2012
Companies controlled by directors of the Company	$27,736	$31,318
Directors or officers of the Company	-	21,015
	$27,736	$52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2013	December 31, 2012	December 31, 2011
Research and development	$258,180	$274,246	$238,607
General and administrative	-	-	61,371
	$258,180	$274,246	$299,977

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

10.	Related Party Transactions - continued

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2013	December 31, 2012	December 31, 2011
General and administrative – salaries	$436,000	$411,000	$425,209
Stock-based compensation	125,487	161,565	313,665
	$561,487	$572,565	$738,874

11.	Income Taxes a) Income tax recognized in profit or loss:

	2013	2012	2011

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	412,040	-	-
Deferred tax expense	-	-	-
Total	412,040	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2013	2012	2011

Net income (loss) for the year before taxes	$383,467	$(3,363,175)	$(3,713,439)
Combined federal and provincial income tax rate	25.75%	25.0%	26.50%
Expected income tax expense (recovery)	99,000	(841,000)	(984,000)
Increase (decrease) resulting from
Foreign tax rate differential	(76,000)	-	-
Stock-based compensation	102,000	63,000	243,000
Non-deductible items	11,040	5,000	10,000
Tax adjustment from rate change and other	(6,000)	4,000	23,000
Change in unrecognized deferred tax assets	282,000	769,000	708,000
Income tax expense	$412,040	$-	$-

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00% . The tax rate for the Federal corporate tax remained the same at 15.00% .

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

11.	Income Taxes - continued

c) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2013	2012	2011

Deferred tax assets
Non-capital losses	$1,613,000	$1,854,000	$1,112,000
Equipment and other	98,000	90,000	63,000
Temporary differences relating to intellectual property
costs	45,960	17,000	17,000
Foreign tax credit	412,040	-	-
Un-deducted SR&ED expenditure pool	74,000	-	-

Unrecognized deferred tax assets	(2,243,000)	(1,961,000)	(1,192,000)
	$-	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2013, the Company has Canadian non capital losses totalling approximately $6,204,200 that will expire beginning in 2026:

Year of Expiry	Amount
2026	$5,500
2027	16,200
2028	533,200
2029	862,700
2030	-
2031	2,079,600
2032	2,288,100
2033	418,900
$6,204,200

12.	Refundable Tax Credit

During the year-ended December 31, 2013 the Company received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

13.	Financial Instruments and Risk Management

As at December 31, 2013, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

  - Currency risk
  - Credit risk
  - Liquidity risk
  - Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2013 the Company held US dollar cash balances of $26,385 (US$24,807) (December 31, 2012: $371,930 or US$373,836). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$264 (US$248) on the cash balance held December 31, 2013.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2013:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$369,355	$369,355

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

13.	Financial Instruments and Risk Management - continued

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

		Level	December 31,	December
	Classification		2013	31, 2012

Cash and cash equivalents	Loans and receivables	Level 1	$1,958,005	$384,286
			$1,958,005	$384,286

Financial liabilities included in the statement of financial position are as follows:

	Classification	Level	December 31,	December 31,
			2013	2012
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$369,355	$416,125
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 2	208,387	68,205
			$577,742	$484,330

There were no changes to the Company’s fair value measurement levels during the year ended December 31, 2013 (2012: no change). The Company does not have any level 3 fair value measurements (2012: none).

14.	Commitments

The Company has entered into an operating lease agreement for its office premises. The term of the lease is for three years ending on October 31, 2015 and the annual commitments under the lease are as follows:

2014	2015
$ 133,200	$111,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

15.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed..

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.

There has been no change in the Company’s approach to capital management during the year-ended December 31, 2013.

16.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the year-ended December 31, 2013 or 2012.

During the year-ended December 31, 2011, the Company acquired 4,724,800 common shares of TrichoScience in exchange for 10,844,846 common shares, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company, which was excluded from the consolidated statement of cash flows for $262,000. During the year-ended December 31, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), were converted, on a 5:1 ratio, into 2,600,000 common shares of the Company (each, a “Common Share”) by the holders thereof.

17.	Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

18.	Events after the Reporting Date

On January 2, 2014 under the Company Stock Option Plan, 200,000 options were granted to employees and consultants of the Company. The options vest over three years and are exercisable at $0.55 per share until January 2, 2019.

On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSXV, 23,508,682 shares of its common stock (each, a “Share”), which represents approximately 49% of the Company’s issued and outstanding shares were escrowed, with 25% of the escrowed Shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule.

On February 20, 2014 under the Company Stock Option Plan, 100,000 options were granted to employees and consultants of the Company. The options vest over one year and are exercisable at $0.85 per share until February 20, 2021.

Subsequent to December 31, 2013, 446,480 Warrants denominated in a foreign currency were exercised that were granted in February, March and April 2012 at US$0.50 per share. The Company received proceeds of US$223,240.